EXHIBIT 3


AVIALL


Eric E. Anderson
Chairman, President and
Chief Executive Officer

December 4, 1998


Eugene P. Conese, Sr.
Thomas R. Kincaid
Nolan Acquisition Partners
125 E. John Carpenter Freeway
Suite 190, L.B. 9
Irving, TX  75062


Dear Gene and Tom:

I wanted to let you know that I received your letter this afternoon. I was somewhat surprised as to your new director nominees. Based on our discussions on the day you filed the Schedule 13D and my subsequent telephone conversation with Dan Komnenovich, both Bob Lambert and I understood that you had requested the Board consider the two of you for election to the Board. I want to assure you that the Board will discuss your letter at its upcoming meeting.

I also want to reiterate that I continue to make myself available to discuss any specific suggestions you have regarding Aviall.

Very truly yours,


/s/ Eric E. Anderson